SCHEDULE 13G

Amendment No. 7
Alpha Natural Resources Inc.
Common Stock
Cusip #02076X102


Cusip #02076X102
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	137,595
Item 6:	0
Item 7:	16,620,754
Item 8:	0
Item 9:	16,620,754
Item 11:	7.513%
Item 12:	    HC


Cusip #02076X102
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	16,620,754
Item 8:	0
Item 9:	16,620,754
Item 11:	7.513%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Alpha Natural Resources Inc.

Item 1(b).	Name of Issuer's Principal Executive Offices:

		One Alpha Place
		P.O. BOX 2345
		Abingdon, VA  24212


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		02076X102

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	16,620,754

	(b)	Percent of Class:	7.513%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	137,595

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	16,620,754

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Alpha Natural Resources Inc..
No one person's interest in the Common Stock of Alpha
Natural Resources Inc. is more than five percent of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 09, 2012
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 16,483,159 shares or 7.451% of the Common Stock outstanding of Alpha Natural Resources Inc. ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of Alpha Natural
Resources Inc. owned by the investment companies at February 29, 2012 included 1,384,748 shares of Common
Stock resulting from the assumed conversion of $75,685,000 principal amount of ALPHA NAT RES CONV 2.375% 4/15
(18.2962 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 16,483,159 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire
Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and a bank as defined in Section
3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 71,809 shares or 0.032% of the Common
Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management Trust Company, each has sole dispositive power over 71,809 shares and sole power to vote or to direct the voting of 71,809 shares of Common Stock owned by the institutional account(s) as reported above.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston,
MA 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 835 shares, or 0.000%, of the Common Stock outstanding of Alpha Natural Resources Inc., beneficially owned through Strategic Advisers, Inc.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment
Advisers Act of 1940, is the beneficial owner of 23,218 shares or 0.010% of the outstanding Common Stock of Alpha Natural Resources Inc. as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment
Company Act of 1940 owning such shares. The number of shares of Common Stock of Alpha Natural Resources Inc.
owned by the institutional account(s) at February 29, 2012 included 23,218 shares of Common Stock resulting from the assumed conversion of $1,269,000 principal amount of ALPHA NAT RES CONV 2.375% 4/15 (18.2962 shares of
Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 23,218 shares and sole power to vote or to direct the voting of 23,218 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 41,733 shares or 0.019% of the outstanding Common Stock of the Alpha Natural Resources
Inc. as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of Common Stock of Alpha Natural Resources Inc.
owned by the institutional account(s) at February 29, 2012 included 842 shares of Common Stock resulting from the assumed conversion of $46,000 principal amount of ALPHA
NAT RES CONV 2.375% 4/15 (18.2962 shares of Common
Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 41,733 shares and sole power to vote or to direct the voting of 41,733 shares of Common Stock owned by the institutional accounts managed by PGATC as reported above.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on March 09, 2012, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Alpha Natural Resources Inc. at February
29, 2012.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel